January 22, 2026

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd Suite 150
Phoenix, AZ 85016

       Re: 1606 Corp.
           Registration Statement on Form S-1
           Filed January 16, 2026
           File No. 333-292787
Dear Austen Lambrecht:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Brian Higley, Esq.